Shapeways Holdings, Inc.
30-02 48th Avenue
Long Island City, NY 11101

October 25, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attn:      Greg Herbers

Re:         Shapeways Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-260387)

Ladies and Gentlemen:

Shapeways Holdings, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 4:00 p.m., Eastern Time, on Wednesday, October 27, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Hozefa M. Botee and Jeffrey R. Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Hozefa M. Botee of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, at (212) 430-3149, or in his absence, Jeffrey R. Vetter at (650) 463-5335.

Very truly yours,

Shapeways Holdings, Inc.

By:	/s/ Jennifer Walsh
Jennifer Walsh
Chief Financial Officer

cc:	Hozefa M. Botee, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Jeffrey R. Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP